Profit and Loss

RJR Importer & Distributor LLC

Date Range: Jan 01, 2024 to Dec 31, 2024

Report Type: Accrual (Paid & Unpaid)



ACCOUNTS	Jan 01, 2024 to Dec 31, 2024
Income	
Cash Back Bank Of America	$154.30
Florida Retailer Sales	$176,020.96
Sales	$60,803.68
Sales Discounts	-$1,188.57
Wise Deposit Interest Payments	$16.82
Gain on Foreign Exchange	$223.73
Total Income	**$236,030.92**
Cost of Goods Sold	
Inventory Expense Akuna	$3,811.82
Inventory Expense Albariza	$1,792.63
Inventory Expense Bambolea	$512.56
Inventory Expense Carballal	$14,896.39
Inventory Expense Cerrón	$15,947.09
Inventory Expense Chozas Carrascal	$7,584.78
Inventory Expense Feliz	$677.77
Inventory Expense Finca el Refugio	$419.31
Inventory Expense Gil Berzal	$3,651.10
Inventory Expense Heretat Mas Tinell	$975.61
Inventory Expense Marta Maté	$47,968.04

Cost of Goods Sold

Inventory Expense Pares Balta	$1,523.36
Inventory Expense Pinoso	$19,442.59
Inventory Expense Ramon Izquierdo	$90.87
Inventory Expense Robiza	$5,777.39
Total Cost of Goods Sold	**$125,071.31**

Gross Profit	**$110,959.61**
As a percentage of Total Income	47.01%

Operating Expenses

ABL - South Carolina	$400.00
Accounting Fees	$4,584.00
Accounting Software	$170.00
Advertising & Promotion	$229.55
Bank Service Charges	$247.88
CBMA Hillebrand Fee	$760.00
Chamber of Commerce US & SPAIn	$575.00
Computer – Hosting	$288.92
DBPR Fees	$1,295.00
Digital Marketing	$4,180.96
Flight tickets	$684.47
Florida Sun Bizz Fee	$368.75
Florida Tax DBPR	$7,021.50
Freight & Shipping Costs	$23,769.92
Google	$1,045.77
Hotel & Travel Rents	$1,279.49

Operating Expenses

Inmigration Lawyer	$1,800.00
Interest Expense	$3,504.48
Marketing Software	$292.38
Meals and Entertainment	$9,020.50
Merchant Account Fees	$451.12
News & Awards	$20.00
Office Supplies	-$117.18
Organic Certification	$1,203.42
Parking	$799.33
Payroll Employer Taxes	$3,348.23
Payroll – Salary & Wages	$18,303.72
Procurement Software	$420.00
Professional Fees	$13,595.87
Public & Attorney Fees	$21.57
RJR La Mancha Wines Supplies	$1,068.22
Tasting Services	$1,200.00
Taxes – Corporate Tax	$1,154.00
Team Training Programs	$900.00
Telephone – Land Line	$2,031.19
Toll Payments	$190.00
Trade Fair and Wine Competition	$145.00
Travel Expense	$2,309.16
US Custom Taxes & Duties	$1,172.63
Utilities	$33.16
Vehicle – Fuel	$2,845.34

Operating Expenses

Visa Fees & taxes	$408.00
Warehouse & Delivery Florida	$27,590.90
Loss on Foreign Exchange	$715.80
Unrealized Loss on Foreign Exchange	$5,065.09
Total Operating Expenses	**$146,393.14**

Net Profit	**-$35,433.53**
As a percentage of Total Income	**-15.01%**

Balance Sheet



RJR Importer & Distributor LLC

As of Dec 31, 2024

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Dec 31, 2024
Assets	
Total Cash and Bank	$15,806.11
Total Other Current Assets	$143,766.72
Total Long-term Assets	$1,045.23
Total Assets	**$160,618.06**
Liabilities	
Total Current Liabilities	$110,817.92
Total Long-term Liabilities	$457.65
Total Liabilities	**$111,275.57**
Equity	
Total Other Equity	$77,656.22
Total Retained Earnings	-$28,313.73
Total Equity	**$49,342.49**

Cash Flow

RJR Importer & Distributor LLC

Date Range: Jan 01, 2024 to Dec 31, 2024



CASH INFLOW AND OUTFLOW	Jan 01, 2024 to Dec 31, 2024
Operating Activities	
Sales	$218,817.89
Purchases	-$106,534.45
Inventory	-$88,623.07
Payroll	-$21,651.95
Net Cash from Operating Activities	**$2,008.42**
Investing Activities	
Other	-$158.20
Net Cash from Investing Activities	**-$158.20**
Financing Activities	
Loans and Lines of Credit	-$7,044.00
Owners and Shareholders	-$3,886.39
Net Cash from Financing Activities	**-$10,930.39**

OVERVIEW

Starting Balance	**$24,886.28** As of 2024-01-01
Gross Cash Inflow	$272,875.25
Gross Cash Outflow	$281,955.42
Net Cash Change	**-$9,080.17**

Ending Balance	**$15,806.11** As of 2024-12-31